May 4, 2007

VIA FACSIMILE AND EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549
Attn:      Kathleen Collins
               Megan Akst

       Re:      National Instruments Corporation
                   Form 10-K for Fiscal Year Ended December 31, 2006
                   Form 8-K filed January 30, 2007
                   File No. 0-25426

Ladies and Gentlemen:

        On behalf of National Instruments Corporation (the “Company”), we submit this letter in connection with the Company’s previously submitted response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 20, 2007 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K filed January 30, 2007.

        In this regard, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your assistance.

Sincerely, NATIONAL INSTRUMENTS CORPORATION /s/ David Hugley David Hugley Vice President and General Counsel; Secretary

cc:       J. Robert Suffoletta
           Wilson Sonsini Goodrich & Rosati PC

11500 N Mopac Expwy • Austin, TX 78759-3504 USA
Sales and Service: (512) 683-0100 • Other Calls: (512) 338-9119 • Fax (512) 683-8411 • info@ni.com                                                   ni.com